NATIONAL BANK
TRUST



July 3, 2002






SUBJECT: HAEMACURE CORPORATION
------------------------------




To Whom it may concern,



As defined in the National Policy Statement no. 41, we hereby confirm that on June 25, 2002 we have sent a copy of the "Quarterly Report to shareholders - Second Quarter ended April 30, 2002" to all registered holders and those registered on the Supplemental Mailing List of the above-noted Company.


We trust that everything is in order.


Yours truly,


SHARE OWNERSHIP MANAGEMENT



Per:    /s/  Sylvie St-Pierre
-----------------------------
           Authorized Officer